UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               Bekem Metals, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    077264109
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                                 (CUSIP Number)

                                October 27, 2005
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 077264109
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(1) Names of Reporting Persons.

Central Asian Metals, Inc.
The White Hill Trust
Mirbulat Abuov

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(2) Check the appropriate box if a member of a group (see instructions)

(a) |_| (b) |_|

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(3) SEC use only.

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(4) Citizenship or place of organization.

Central Asian Metals, Inc.:       British Virgin Islands
The White Hill Trust:             Cayman Islands
Mirbulat Abuov:                   Kazakhstan

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

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power: Central Asian Metals, Inc.: 15,504,408 The White Hill
Trust: 16,754,408 Mirbulat Abuov: 16,754,408

(6) Shared voting power: Central Asian Metals, Inc.: 0 The White Hill Trust: 0 Mirbulat Abuov: 0

(7) Sole dispositive power: Central Asian Metals, Inc.: 15,504,408 The White Hill Trust: 16,754,408 Mirbulat Abuov: 16,754,408

(8) Shared dispositive power: Central Asian Metals, Inc.: 0 The White Hill
Trust: 0 Mirbulat Abuov: 0

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(9) Aggregate amount beneficially owned by each reporting person. Central Asian
Metals, Inc.: 15,504,408 (1) The White Hill Trust: 16,754,408 (2) Mirbulat
Abuov: 16,754,408 (3)

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(10) Check if the aggregate amount in Row (9) excludes certain shares (see
instructions). |_|

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(11) Percent of class represented by amount in Row (9). Central Asian Metals,
Inc.: 15.5%
The White Hill Trust:             16.7%
Mirbulat Abuov:                   16.7%

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(12) Type of reporting person (see instructions). Central Asian Metals, Inc.: CO
The White Hill Trust: OO Mirbulat Abuov: IN

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      (1)   On October 27, 2005, Central Asian Metals, Inc. executed an agreement to acquire 15,504,408 shares of Bekem Metals, Inc.

      (2) The White Hill Trust, as the sole shareholder of Central Asian Metals, Inc., is deemed to beneficially own the 15,504,408 shares of Bekem Metals, Inc. currently held by Central Asian Metals, Inc. The White Hill Trust is also the sole owner of Munivac Global Ventures Inc, a British Virgin Islands corporation, which owns 1,250,000 shares of Bekem Metals, Inc., and the White Hill Trust is thus deemed to be the beneficial owner of a total of 16,754,408 shares of Bekem Metals, Inc.

      (3) Mirbulat Abuov is the Settlor of the White Hill Trust, and is deemed to be the beneficial owner of all shares of Bekem Metals, Inc. held by wholly-owned subsidiaries of the White Hill Trust (16,754,408 shares).


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

Item 1. (a) Name of Issuer: Bekem Metals, Inc.

(b) Address of Issuer's Principal Executive Offices: 875 Donner Way, Suite 705, Salt Lake City, Utah 84108

Item 2.

(a) Name of Person Filing:
Central Asian Metals, Inc.
The White Hill Trust
Mirbulat Abuov

(b) Address of Principal Business Office or, if none, Residence:

Central Asian Metals, Inc.:
c/o Brun
Via Ariosto 6, 3rd Floor
PO Box 5251
6901 Lugano, Switzerland

The White Hill Trust:
c/o Brilliance Investments Ltd
Stockerstrasse 44
P.O. Box 1078
8039 Zurich
Switzerland

Mirbulat Abuov:
60 Azerbayev Street, Office 1
Almaty 050099
Kazakhstan

(c) Citizenship:
Central Asian Metals, Inc.:       British Virgin Islands
The White Hill Trust:             Cayman Islands
Mirbulat Abuov:                   Kazakhstan

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 077264109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or c, check whether the person filing is a:

(a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).


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

(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

(f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

(g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

(h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Central Asian Metals, Inc.:

(a)   Amount beneficially owned: 15,504,408

(b)   Percent of class: 15.5%

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 15,504,408

      (ii)  Shared power to vote or to direct the vote: 15,504,408

      (iii) Sole power to dispose or to direct the disposition of: 15,504,408

      (iv)  Shared power to dispose or to direct the disposition of: 15,504,408

The White Hill Trust:

(a)   Amount beneficially owned: 16,754,408

(b)   Percent of class: 16.7%

(c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 16,754,408

      (ii)  Shared power to vote or to direct the vote: 16,754,408

      (iii) Sole power to dispose or to direct the disposition of: 16,754,408

      (iv)  Shared power to dispose or to direct the disposition of: 16,754,408

Mirbulat Abuov:

(a)   Amount beneficially owned: 16,754,408

(b)   Percent of class: 16.7% (c) Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 16,754,408

      (ii)  Shared power to vote or to direct the vote: 16,754,408

      (iii) Sole power to dispose or to direct the disposition of: 16,754,408

      (iv)  Shared power to dispose or to direct the disposition of: 16,754,408

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this


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

item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 7, 2005

                                  /s/ Mirbulat Abuov
                                  ----------------------------------------------
                                   =Mirbulat Abuov


                                 Central Asian Metals, Inc.

                                 By: Lakeside Management Ltd.
                                     Director, Central Asian Metals, Inc.

                                 By: /s/ Peter Gross
                                     -------------------------------------------
                                     Name:  Peter Gross
                                     Title: Director, Lakeside Management Ltd.

                                 By: /s/ Roelant Siemer
                                     Name:  Roelant Siemer
                                     -------------------------------------------
                                     Title: Director, Lakeside Management Ltd.


                                 The White Hill Trust

                                 By: Brilliance Investments Ltd
                                 As Trustee of The White Hill Trust

                                 By: /s/ Peter Gross
                                     -------------------------------------------
                                     Name:  Peter Gross
                                     Title: Director, Brilliance Investments Ltd

                                 By: /s/ Kim Fessler
                                     -------------------------------------------
                                     Name:  Kim Fessler
                                     Title: Director, Brilliance Investments Ltd


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